

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 8, 2016

<u>Via E-mail</u>
Mr. Paul S. Herendeen
Executive Vice President, Finance and Chief Financial Officer
Valeant Pharmaceuticals International, Inc.
2150 St. Elzéar Blvd. West
Laval, Quebec
Canada H7L 4A8

> **Re:** **Valeant Pharmaceuticals International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed April 29, 2016**
> **Form 8-K dated April 29, 2016**
> **Form 8-K dated August 9, 2016**
> **File No. 001-14956**

Dear Mr. Herendeen:

We have reviewed your August 10, 2016 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2016 letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>U.S. Healthcare Reform, page 43</u>

1. The analyses you provide in response to prior comment 2 address your evaluation of the impact of the specified trends/uncertainties on your revenue trends. The guidance in Section III. B of MD&A interpretive release 33-6835 requires the assessment to be made based on the impact on financial condition or results of operations. Although, for example, you believe that the anticipated 10% price drop for dermatological and ophthalmological products associated with your Walgreens agreement will not result in a declining revenue trend because of anticipated volume increases, those volume increases

could result in relatively higher levels of costs of goods sold and lower gross margins and net income that could be material. Please tell us your consideration of the potential impact on financial condition or results of operations of each of the issues you identified in your response.

Notes to Consolidated Financial Statements
Note 18: Income Taxes, page F-70

2. We acknowledge your response to prior comment 7. Please address the following additional comments:
   - Quantify for us the material individual adjustments to tax attributes that result in benefits of $87.1 million in 2015 and $32.3 million in 2014 relative to your statutory tax rate. In your response, tell us why these adjustments are appropriately reflected in their respective periods and why they could not have been identified in prior periods.
   - As the Canadian dollar foreign exchange gain for Canadian tax purposes appears to be related specifically to your U.S. dollar denominated debt, represent to us that you will revise the description of this reconciling item in future Forms 10-K to identify the relationship with that debt.
   - Explain to us why the change in valuation allowance related to foreign tax credits and net operating losses resulted in a $114.0 million charge in 2015 relative to your statutory rate when the charge in 2014 was only $17.4 million.
   - Explain to us how the deferral of the tax consequences of intercompany transactions under ASC 740-10-25-3(e) and ASC 810-10-45-8 impacts your effective tax rate when the tax impact of both sides of the transaction is deferred. In your response, explain to us whether you mean that the settlement of the intercompany transaction (either the depreciation/amortization of tangible/intangible assets that removes the basis difference of the asset or the sale of intercompany inventory that results in the reversal of deferred profit in consolidation) when coupled with the differing jurisdictional tax rates between the intercompany parties results in the benefit.
   - Explain to us why the tax benefit on intra-entity transfers relative to your statutory tax rate is $374.9 million in 2015 and $147.3 million in 2014 when it is only $5.7 million in 2013.

Form 8-K dated April 29, 2016
Exhibit 99.1 Press release dated April 29, 2016
Reconciliation of GAAP EPS to Adjusted EPS Non-GAAP, Table 2b

3. We acknowledge your response to prior comment 11. Although the removal of gains and related tax effects from GAAP income in deriving non-GAAP income in 2014 might explain a difference between your GAAP effective tax rate and your non-GAAP effective tax rate in 2014, it does not explain why your effective non-GAAP tax rate in 2014 is lower than those in 2013 or 2015. Please address the following additional comments:
   - Tell us whether there are any other explanations for the lower effective non-GAAP tax rate in 2014 as compared to 2013 other than your internal reorganization/restructuring efforts.

- Tell us why your reorganization/restructuring efforts in 2014 do not appear to have a significant continuing impact on your non-GAAP effective tax rate in 2015 as your 2015 rate reverts to a level higher than your 2013 rate.

Form 8-K dated August 9, 2016
Exhibit 99.1 Press release dated August 9, 2016
Reconciliations of GAAP EPS to Adjusted EPS Non-GAAP, Tables 2, 2a and 2b

4. Given the nature and magnitude of the vast majority of your non-GAAP adjustments, it appears that your non-GAAP adjusted net income is actually a non-GAAP liquidity measure. As such, please tell us why this non-GAAP measure is not a liquidity measure or represent to us that you will no longer present this measure on a per share basis. Please see Compliance & Disclosure Interpretation on Non-GAAP Financial Measures, or CDI, Question 102.05.

5. Please explain to us why it is appropriate to remove restructuring, integration and deal costs, termination of certain supply and distribution agreements costs and legal settlement and legal proceedings, investigations and inquiries costs from your adjusted non-GAAP income measure when they appear to be normal, recurring operating expenses that will be settled in cash. See CDI 100.01. In your response, please tell us the significant components of each of the expenses for each of the last three years and the latest interim periods with comparable amounts for the 2015 interim period.

6. Please explain to us why it is appropriate to remove only portions of your depreciation expense (associated with the fair value step-up in acquisition accounting) and share-based compensation from your non-GAAP income measure. In your response, tell us your consideration of why your resulting non-GAAP income measure does not incorporate these expenses under individually tailored expense recognition methods precluded under the guidance in CDI 100.04.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3426.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance